

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2014

Via E-mail
Perry Leopold
Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Lansdale, Pennsylvania 19446

   Re: North Bay Resources Inc.
     Preliminary Information Statement on Schedule 14C
     Filed October 31, 2014
     File No. 000-54213

Dear Mr. Leopold:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ James Lopez (for)

          John Reynolds
          Assistant Director

cc: Gregory Sichenzia, Esq.
  Sichenzia Ross Friedman Ference LLP